January 24, 2011

Mr.  William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Re: SEC Comment Letter of 12/22/2010

Dear Mr. Thompson,

Per our phone discussion today, this is provide you with a status regarding the comments and questions in your Letter to us dated December 22, 2010.

The Letter requested clarification regarding certain accounting issues related to our Form 10K Annual Report, for the fiscal year ended December 31, 2009.

This is to advise you, that the Letter will be reviewed by our Accountants and Auditors, and when they have  completed their review and perusal, we will send you a response, as soon as possible.

Additionally, in response to your Letter, some modifications have already been made, starting with the Form 10Q for the period ending 9/30/10, under  ITEM 4.  CONTROLS AND PROCEDURES, paragraph (b) Changes in Internal Control and Procedures. Additional modifications and changes will be made with the filing of our Form 10K Annual Report for the  fiscal year ending 2010, and with our subsequent filings.

We will contact you when the review is complete, and send you the response, and update you regarding any changes in this regard. If you have any questions regarding this matter, please feel free to call me.

Very truly yours,

By: /s/ Vince M. Guest

Vince M. Guest
President and CEO

Universal Bioenergy Inc. • 19800 MacArthur Blvd., Suite 300 • Irvine, CA 92612 •  Tel  888-263-2009 • Fax  951-281-4653